UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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FORM SD

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SPECIALIZED DISCLOSURE REPORT

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GameStop Corp.
(Exact name of Registrant as specified in its charter)

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Delaware	1-32637	20-2733559
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

625 Westport Parkway Grapevine, TX	76051
(Address of principal executive offices)	(Zip Code)

Mark Robinson
General Counsel and Corporate Secretary
817-424-2000

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒  Rule 13p-1 under the Security Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.
☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended __________.

SECTION 1 – CONFLICT MINERALS DISCLOSURE
Item 1.01    Conflict Minerals Disclosure and Report
This Form SD of GameStop Corp. (the “Company”) is filed in accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Conflict Minerals Rule”) for the reporting period from January 1, 2024 to December 31, 2024. Terms used but not defined in this report have the meanings set forth in the Conflict Minerals Rule, Form SD or the related SEC Release No. 34-67716, as applicable.
The Company’s Conflict Minerals Report is filed as Exhibit 1.01 to this Specialized Disclosure Report on Form SD and is publicly available at https://investor.gamestop.com under “Corporate Governance.”
The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference into this Form SD or the attached Conflict Minerals Report.

Item 1.02    Exhibit
The Company’s Conflict Minerals Report for the reporting period from January 1, 2024 to December 31, 2024 is filed as Exhibit 1.01 to this Form SD.

SECTION 3 - EXHIBITS
Item 3.01        Exhibits
Exhibit 1.01         Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GAMESTOP CORP.
(Registrant)

Date: May 30, 2025	By:	/s/ Mark Robinson
Mark Robinson General Counsel and Corporate Secretary